UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] For the fiscal year ended December 31, 2003
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from __________ to __________
Commission File No. 0-27404
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Capital Accumulation Plan for Employees of PFF Bank & Trust
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PFF Bancorp, Inc. 350 South Garey Avenue Pomona, California 91766

CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST

Independent Auditors' Report
and
Financial Statements

(Part III 3(a) of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN: 002)

For the Years Ended

December 31, 2003 and 2002

CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST

Table of Contents

Page
Independent Auditors' Report	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements (1 to 8)	4

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes	10

Schedule H, Line 4j -- Schedule of Reportable Transactions	12

INDEPENDENT AUDITORS' REPORT

To the Employee Compensation and Benefits Committee
Capital Accumulation Plan for Employees of PFF Bank & Trust

We have audited the accompanying statement of net assets available for benefits of the Capital Accumulation Plan for Employees of PFF Bank & Trust as of December 31, 2003 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Capital Accumulation Plan for Employees of PFF Bank & Trust as of December 31, 2002 were audited by other auditors whose report dated May 30, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Capital Accumulation Plan for the Employees of PFF Bank & Trust as of December 31, 2003 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules, Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes, and Schedule H, Line 4j -- Schedule of Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 21, 2004              /s/ Scott, Bankhead & Co.                                                                               Page 1

CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

                                                                Assets

	2003	2002

Investments:
Cash and cash equivalents	$9,637	2,295
Mutual funds	18,106,643	13,203,811
Common stock	8,527,725	4,369,375
Loans to participants	776,767	593,213

Total investments at fair value	27,420,772	18,168,694

Receivables:
Employer's contribution	--	--
Employees' contribution	--	--

	--	--

Total assets	$27,420,772	18,168,694

                                                           Liabilities

Refundable employee contributions	--	--

Net assets available for benefits:	$27,420,772	18,168,694

See accompanying independent auditors' report and notes to financial statements                                            Page 2

CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Net appreciation in fair value of investments	$5,457,681	--
Interest and dividends	508,571	513,663
Contributions by employer	784,925	685,592
Contributions by employees	1,935,810	1,532,581
Employee rollover contributions	1,375,691	--

Total additions	10,062,678	2,731,836

Deductions from net assets attributed to:
Net depreciation in fair value of investments	--	(1,546,853)
Benefits paid to participants	(807,000)	(1,275,712)
Administrative expenses	(3,600)	(1,550)

Total deductions	(810,600)	(2,824,115)

Net increase (decrease)	9,252,078	(92,279)

Net assets available for benefits:

Beginning of year	18,168,694	18,260,973

End of Year	$27,420,772	18,168,694

See accompanying independent auditors' report and notes to financial statements                                                     Page 3

CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST

Notes to Financial Statements
December 31, 2003 and 2002

(1)  Description of Plan

      The following description of the Capital Accumulation Plan for Employees of PFF Bank & Trust (the
      Plan), provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      (a)    General

             The Plan is a defined contribution plan covering all eligible employees of PFF Bank & Trust and its subsidiaries and affiliates (the Bank or Plan Sponsor).  Employees become eligible for participation in the Plan upon their date of hire.  In order to become a participant, each eligible employee authorizes contributions by filing a 401(k) enrollment/change of status election.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

            The Plan was amended to provide that employees are eligible to participate in the Plan on their first day of  hire, the definition of cash compensation used by the Plan was modified and the Plan was modified to allow the employer matching contributions to be determined in accordance with the basic safe harbor match formula, which are 100% vested.  The eligibility period for receiving these matching contributions is one year of service.  Participants must complete 1,000 hours of service in a twelve-month period to share in the employer's discretionary contributions.

   (b)    Contributions

            Effective January 1, 2002, the Plan is referred to as a "safe harbor 401(k) plan."  The Bank makes safe harbor matching contributions equal to 100% of participant salary deferrals that do not exceed 3% of compensation, plus 50% of participant salary deferrals in excess of 3% and up to 5% of compensation.  The safe harbor matching contribution is fully vested and is referred to as a Safe Harbor
            Contribution.  The Bank may contribute out of its income and/or accumulated earned surplus an amount equal to a specified percentage of the tax-deferred contribution of the participants or a profit sharing contribution with the amount to be determined by the board of directors.  Effective January 1, 2002, participants can contribute up to 100% of their compensation, not to exceed the IRS limit of $12,000 in a calendar year for 2003, which increased from $11,000 for 2002.  In addition, the Plan permits participants who reach age 50 or older by December 31 of the plan year to contribute an additional amount of their annual compensation as a catch-up contribution as provided by the Economic Growth and Tax Relief Reconciliation Act (EGTRRA).

 See accompanying independent auditors' report                                                                                                                         Page 4

CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST

Notes to Financial Statements
December 31, 2003 and 2002

             Forfeitures of matching contributions are used to reduce the Bank's matching contributions.  No profit sharing contribution was made for either 2003 or 2002.

     (c)    Participant Accounts

             Each participant's account is credited with the participant's contribution and allocation of (a) the
             Bank's contributions and (b) Plan earnings.  Allocations other than the Bank's matching contributions are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     (d)  Vesting

            Employee contributions and the earnings as a result of each participant's contributions are 100%
            vested and nonforfeitable.  The Bank's safe harbor contributions are also 100% vested and nonforfeitable.  Matching contributions made prior to January 1, 2002 and any future discretionary matching contributions and any future profit sharing contributions vest at the rate of 20% after one year of service and 20% each year thereafter until 100% vesting is reached after five years of service.  In addition, a participant becomes 100% vested on the participant's attaining age 65, or on the participant's death or total and permanent disablement.

    (e)   Participant Loans

            Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months or 50% of their vested account balance.  Loan repayments are to be made over a period not to exceed 5 years, except loans for the purchase of a primary residence in which case payment may exceed 5 years.  The loans are secured by the balance in the participant's account and bear interest at a rate of Wall Street Journal Prime plus 1%.  Participants pay a $100 origination fee for each loan advanced to them.

See accompanying independent auditors' report                                                                                                                         Page 5

CAPITAL ACCUMULATION PLAN
EMPLOYEES OF PFF BANK & TRUST
Notes to Financial Statements
December 31, 2003 and 2002

     (f)      Payment of Benefits

              On termination of service, a participant may elect to receive a lump-sum amount equal to the vested balance of his or her account.

      (g)    Forfeited Accounts

              At December 31, 2003 there were no forfeited nonvested accounts.  For the years ended December
              31, 2003 and 2002, $2,046 and $15,715 of forfeitures, respectively, were used to reduce employer contributions.

(2)            Summary of Significant Accounting Policies

       (a)    Basis of Presentation

               The accompanying financial statements have been prepared on the accrual basis of accounting.

       (b)   Trust Fund Managed by Investment Advisory Committee

              Under the terms of the Plan, the assets of the Plan are placed in trust (the Trust), and are held under the trusteeship of PFF Bank & Trust's Trust and Investment Services Department (PFF Trust).
              Assets are managed under the direction of the Employee Compensation and Benefits Committee of
              the Banks board of directors (the Committee).  The Committee has delegated certain of its ordinary management and investment responsibilities to certain members of the Bank's Executive Committee and the Human Resources Director.  Committee members are appointed for an indefinite term by the
              Bank's board of directors.  The Committee has full discretionary authority to administer the Plan and the trust agreement.

              The investments and changes therein of these trust funds have been reported by PFF Trust as having been determined through the use of fair market values based upon quotations obtained from national securities exchanges or latest bid prices.  Security transactions are accounted for on a trade-date basis.  Realized gains and losses on the sale of investments are computed using the average cost method.  Participant loans are valued at their outstanding balance which approximates fair value.

 See accompanying independent auditors' report                                                                                                                         Page 6

CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST
Notes to Financial Statements
December 31, 2003 and 2002

     (c)         Disclosure about Fair Value of Financial Instruments

                   Substantially all of the Plan's financial instruments are carried at fair value or amounts approximating fair value

     (d)        Use of Estimates

                 The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and
                 assumptions   that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates.

      (e)       Administrative Expenses

                 All administrative expenses of the Plan were paid directly by the Bank in 2003 and 2002, except for participants loan origination fees.

(3)            Investments

                The following table presents the fair value of those investments at December 31, 2003 with those that represent 5% or more of the Plan's net assets separately identified.

	Cost	Fair Value

PFF Bancorp, Inc. Common Stock *	$3,733,441	8,527,725
PIMCO Renaissance Fund	1,390,569	1,758,297
Federated Capital Preservation Fund	5,982,276	5,982,276
Federated Stock Trust Fund	1,617,087	1,650,611
Federated Max-Cap Index Fund	2,118,314	2,065,165
Janus Balanced Fund	1,741,562	1,798,320
Other investments individually less than 5% of net assets	4,599,063	5,638,378

Total Investments	$21,182,312	27,420,772

* Denotes a party in interest

See accompanying independent auditors' report                                                                                                                         Page 7

Notes to Financial Statements
December 31, 2003 and 2002

The following table presents the fair value of those investments at December 31, 2002 with those that represent 5% or more of the Plan's net assets separately identified.

	Cost	Fair Value

PFF Bancorp, Inc. Common Stock *	$1,517,221	4,369,375
Federated Capital Preservation Fund	5,211,211	5,211,211
Federated Stock Trust Fund	1,661,437	1,268,132
Federated Max-Cap Index Fund	2,090,608	1,522,622
Janus Balanced Fund	1,482,749	1,322,863
Other investments individually less than 5% of net assets	5,113,039	4,474,491

Total Investments	$17,076,265	18,168,694

* Denotes a party in interest

For the Plan years ended December 31, 2003 and 2002, the Plan's investments
(including investments bought, sold and held during the year) appreciated (depreciated) in value by the following:

	Net Change in Fair Value

	2003	2002

Common stock	$3,247,746	454,925
Mutual funds	2,209,935	(2,001,778)
	$5,457,681	(1,546,853)

(4)      Allocation of Plan Assets

           Employee contributions are allocated to various funds based on the elections made by each participant.
           Net income or loss of each fund is allocated on the basis of the proportionate asset balance of each participant as of the previous valuation date after adjustment for withdrawals, distributions, and other additions or subtractions that may be appropriate.  Earnings are allocated on the basis of current shares held in each participant's account and the accounts are valued daily.

See accompanying independent auditors' report                                                                                                                         Page 8

CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST
Notes to Financial Statements
December 31, 2003 and 2002

   (5)     Plan Termination

            Although the Bank has not expressed any intent to terminate the Plan, it may do so at any time subject  to the provisions of ERISA.  In the event the Plan is terminated, all participants become 100%
            vested in their account balances.

  (6)       Federal Income Taxes

             The Plan obtained its latest determination letter on July 24, 1995, in which the Internal Revenue
             Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The plan administrator and the plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal
             Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

  (7)       Related Part Transactions

             The Plan held 235,073 and 139,820 shares (195,748 shares as restated to reflect a 40% stock dividend  effective August 15, 2003 and paid September 5, 2003) of common stock of PFF Bancorp,
             Inc. at December 31, 2003 and 2002, respectively.  In addition, the Bank was Trustee of all assets of the Plan.

   (8)       Reclassifications

               Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported changes in net assets available for plan benefits or net assets available for plan benefits.

See accompanying independent auditors' report                                                                                                                         Page 9

CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
(Part IV 4i of IRS Form 5500 Schedule H)
(EIN: 95-1114932 and PN: 002)
For the Year Ended December 31, 2003

(a)	(b) Identity of issue, borrower, Lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral par, or maturity value

			(d) Cost

				(e) Current Value
*	PFF Bancorp, Inc	Common Stock 235,073 shares	$3,733,441	8,527,725
	Federated Capital Preservation Fund	Mutual Fund 598,228 units	5,982,276	5,982,276
	Federated Intermediate Income Fund	Mutual Fund 98,413 units	1,004,558	1,013,652
	Federated Max-Cap Index Fund	Mutual Fund 91,908 units	2,118,314	2,065,165
	Federated Stock Trust Fund	Mutual Fund 48,165 units	1,617,087	1,650,611
	Federated Total Return Bond Fund	Mutual Fund 25,368 units	263,344	274,994
	Federated Managed Conservative Growth Portfolio	Mutual Fund 15,190 units	152,944	161,928
	Federated Managed Moderate Growth Portfolio	Mutual Fund 16,080 units	155,218	184,602
	Federated Managed Growth Portfolio	Mutual Fund 12,519 units	130,941	147,972
	Federated Growth Strategies Fund	Mutual Fund 7,591 units	178,012	199,413
	Value Line Emerging Opportunity Fund	Mutual Fund 28,669 units	558,757	646,763
	Alger MidCap growth Fund	Mutual Fund 58,342 units	803,116	891,466
	PIMCO Renaissance Fund	Mutual Fund 76,315 units	1,390,569	1,758,297
	Alliance Balanced Shares	Mutual Fund 33,913 units	487,201	537,523
	Janus Worldwide Fund	Mutual Fund 20,072 units	855,335	793,661
	Janus Balanced Fund	Mutual Fund 90,187 units	1,741,562	1,798,320
	Federated Prime Obligation Fund	Money Market 9,897 units	9,637	9,637
	Participants loans	99 loans with interest rates ranging from 5.25% to 10.50%	--	776,767
		Total	$21,182,312	27,420,772

* Denotes a party in interest.

See accompanying independent auditors' report                                                                                                                         Page 10

CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
(Part IV 4i of IRS Form 5500 Schedule H)
(EIN: 95-1114932 and PN: 002)
For the Year Ended December 31, 2002

(a)	(b) Identity of issue, borrower, lessor,or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value

			(d) Cost

				(e) Current Value
*	PFF Bancorp	Common Stock, 139,820 shares (195,748 shares as restated to reflect a 40% stock dividend effective August 15, 2003 and paid September 5, 2003)	1,517,221	4,369,375
	Federated Capital Preservation Fund	Mutual Fund 521,121 units	5,211,211	5,211,211
	Federated Intermediate Income Fund	Mutual Fund 72,001 units	712,385	735,130
	Federated Max-Cap Index Fund	Mutual Fund 85,589 units	2,090,608	1,522,622
	Federated Stock Trust Fund	Mutual Fund 46,657 units	1,661,437	1,268,132
	Federated Managed Income Portfolio	Mutual Fund 19,641 units	201,336	198,964
	Federated Managed Conservative Growth Portfolio	Mutual Fund 8,532 units	86,541	81,135
	Federated Managed Moderate Growth Portfolio	Mutual Fund 9,378 units	106,165	90,500
	Federated Managed Growth Portfolio	Mutual Fund 10,158 units	119,070	95,791
	Federated Growth Strategies Fund	Mutual Fund 5,673 units	137,817	106,201
	Berger Small company Growth	Mutual Fund 287,761 units	919,236	466,173
	Alger MidCap growth Fund	Mutual Fund 43,741 units	608,393	458,843
	PIMCO Renaissance Fund	Mutual Fund 48,101 units	909,880	699,390
	Alliance Balanced Shares	Mutual Fund 25,743 units	371,780	339,299
	Janus Worldwide Fund	Mutual Fund 18,909 units	938,141	607,557
	Janus Balanced Fund	Mutual Fund 73,986 units	1,482,749	1,322,863
	Federated Prime Obligation Fund	Money Market 2,295 units	2,295	2,295
	Participants loans	87 loans with interest rates ranging from 5.25% to 10.50%	--	593,213
		Total	$17,076,265	18,168,694

* Denotes a party in interest.

See accompanying independent auditors' report                                                                                                                         Page 11

CAPITAL ACCUMULATION PLAN FOR
EMPLOYEES OF PFF BANK & TRUST
Schedule H, Line 4j - Schedule of Reportable Transactions
(Part IV 4j of IRS Form 5500 Schedule H)
(EIN: 95-1114932 and PN: 002)
 For the Year Ended December 31, 2003

(a)Identity of Party Involved

	(b) Description of Asset

		(c) Purchase Price

			(d) Selling Price

				(e) Lease Rental

					(f) Expense Incurred With Transaction

						(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net gain or (Loss)

Federated Capital Preservation Fund	Mutual Fund (134 purchases)	$2,248,713	--	$ --	$ --	$2,248,713	$2,248,713	$ --

Federated Capital Preservation Fund	Mutual Fund (209 sales)	--	$1,708,500	--	--	1,708,649	1,708,500	(149)

Federated Intermediate Fund	Mutual Fund (115 purchases)	704,031	--	--	--	704,031	704,031	--

Federated Intermediate Fund	Mutual Fund (69 Sales)	--	478,825	--	--	464,077	478,825	14,748

Janus Balanced Fund	Mutual Fund (90 Purchases)	638,758	--	--	--	638,758	638,758	--

Janus Balanced Fund	Mutual Fund (80 Sales)	--	362,234	--	--	413,538	362,234	(51,304)

Federated Prime Obligation Fund	Mutual Fund (104 Purchases)	2,999,190	--	--	--	2,999,190	2,999,190	--

Federated Prime Obligation Fund	Mutual Fund (102 Sales)	--	2,912,518	--	--	2,912,518	2,912,518	--

*PFF Bancorp	Common Stock (98 Purchases)	993,547	--	--	2,778	993,547	993,547	--

*PFF Bancorp	Common Stock (98 Sales)	--	1,522,840	--	4,188	241,368	1,522,840	1,281,472

* Denotes a party in interest

See accompanying independent auditors' report                                                                                                                         Page 12

REQUIRED INFORMATION

I.  Financial Statements.

Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement  Income Security Act of 1974, together with independent auditors' report thereon.

Exhibits:
Independent Auditors Consent.

                                                                  SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

PFF Bank & Trust,
Capital Accumulation Plan for
Employees of PFF Bank & Trust

Dated: June 25, 2004	By	/s/ Gregory C. Talbott
Gregory C. Talbott
Executive Vice President, Chief Financial Officer and Treasurer